THE UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

OPERATING AGREEMENT

OF

TALLGRASS PICTURES, LLC

a California limited liability company

This Operating Agreement ("**Agreement**") of Tallgrass Pictures, LLC, a California limited liability company (the "**Company**"), dated as of June 9, 2022, is made by and among (i) the Company, (ii) those person designated as "Members" on the Signature Page attached hereto (the "**Current Members**"), and (iii) such other persons, entities or associations who become members of the Company as expressly set forth in this Agreement (the "**Other Members**") (the Current Members and the Other Members shall collectively be referred to herein as the "**Members**"). The Members agree as follows:

ARTICLE 1

FORMATION AND ORGANIZATION

1.1. Formation/Operating Agreement. On November 15, 2004, Articles of Organization for the Company (the "**Articles**") were filed with the California Secretary of State. This Agreement shall supersede all prior operating agreements relating to the Company and is hereby adopted and approved by the Members pursuant to the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time (the "**Act**"). Accordingly, the rights and responsibilities of the Members shall be as provided in the Act, as may be modified by this Agreement. To the extent that the rights or obligations of any Member are different by reasons of any provisions of this Agreement then they would be in absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All capitalized terms used in this Agreement but not specifically defined have the meanings ascribed to them under the Act.

1.2. Term and Purpose. The principal business activity and purposes of the Company shall be the ownership and operation of IZOLA™ bread cafes and the marketing, licensing and sale of products and services using the IZOLA™ trade name, or any successor trade name. An additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. The business and purposes of the Company shall be limited to the foregoing principal business activities and any incidental business necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company. The term of the Company's existence (the "**Term**") commenced on

the filing of the Articles and will continue until terminated in accordance with the provisions of this Agreement.

1.3.   Manager Managed LLC. The Company shall be managed by a manager as defined in the Act (the "**Manager**"). The initial Manager shall be Jeffrey Lamont Brown ("**Brown**"), who shall remain as the Manager except as expressly provided in Section 3.6 of this Agreement.

1.4.   Principal Office. The principal place of business of the Company will be located at 710 13th Street (#300), San Diego, California 92101, unless and until changed by the Manager to another location, as the Manager deems advisable.

1.5.   Registered Agent. The registered agent shall be as stated in the Articles. If the registered agent resigns and/or the Manager chooses a different registered agent, the Company shall notify the California Secretary of State. The Manager may also appoint agents for service of process in any other state, district, or jurisdiction in which the Company does business.

1.6.   Qualification to do Business. The Manager or his designee shall have the authority to execute and file such applications and documents as may be necessary for: (i) the Company to qualify to do business in all jurisdictions in which a qualification is required, and (ii) the Company to comply with any applicable fictitious business name or similar laws.

1.7.   Establishment of Bank Accounts. The Manager shall establish with a federally insured financial institution (or institutions) one or more accounts for the funds of the Company and shall be authorized to draw against such accounts on behalf of the Company.

1.8.   Title. Title to any assets acquired by the Company will be held in the name of the Company. The Manager and, to the extent necessary, the Members, shall execute all documents which may be necessary to reflect the Company's ownership of its assets.

1.9.   Maintenance of Company Minute Book. The Company shall establish and maintain a Minute Book for the records of the Company which may include the Articles, this Agreement (and any subsequently adopted amendments to this Agreement), and the minutes of all meetings (or written consents in lieu of meetings) of the Members, as well as such other important records of the Company as the Manager deems to be appropriate.

ARTICLE 2

ISSUANCE OF UNITS; CAPITALIZATION

2.1.   Authorization of Units. Ownership interests in the Company will be represented by "**Units**." Units may be issued for such consideration and on such terms as the Manager may determine in Manager's discretion, subject to the other provisions hereof. The Members acknowledge that the Manager shall have the power to create classes of Units having those relative rights, powers, and duties as this Agreement may provide (and Manager shall have the authority to amend this Agreement to create such classes in compliance with Section 13.3), including, without limitation, rights, powers and duties superior to other classes of Units (including liquidation, voting, and other preferences). The Company shall maintain at its principal office a Unit register containing the names and addresses of the holders of record of Units. As of the date hereof, Units have been issued to the Members as set forth in Exhibit A, attached hereto.

2.2. Record Holders; Certificates for Units.

2.2.1. Except as otherwise provided herein, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company. With respect to any Units, the Company shall be entitled to recognize the person in whose name such Units are registered on the books of the Company as the owner of such Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding Units, the Company shall be entitled to recognize such representative or nominee shall be the record holder of such Units.

2.2.2. If the Manager determines that the issuance of certificates representing the Units (defined below) is desirable, then each Member's Units will be represented by a certificate meeting the requirements of applicable law and otherwise in form and content as deemed appropriate by the Manager. Each certificate issued by the Company (if any) shall contain legends indicating that the Units represented by such certificates are restricted securities under both federal and state law and as otherwise determined by Manager in Manager's discretion.

2.3. Restriction on Transfer of Units. Units may only be transferred in accordance with the terms of this Agreement and each such transfer shall be recorded in the Unit register.

2.4. Sources of Additional Funds. If the Manager determines that the Company has cash needs in excess of available funds, the Company may:

2.4.1. Borrow funds from financial institutions or other third party sources of capital.

2.4.2. Borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member. Any such loan shall be an Affiliate Transaction and shall comply with the requirements set forth in Section 5.1 hereof.

2.4.3. Raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. The Members acknowledge and agree that in admitting new Members, their respective ownership percentage will be subject to dilution. Consistent with the foregoing, the Members shall execute all amendments and modifications to this Agreement as may be necessary or appropriate to effectuate the admission of new Members pursuant to this Section 2.4.3.

2.5. No Liability to Provide Additional Capital. Other than with respect to the purchase of Units, no Member shall be required to make any contribution to the capital of the Company.

2.6. <u>No Preferred Returns; Limitations on Withdrawals</u>. The respective rights of each Member to share in the capital of the Company, (i) by way of distributions, will be determined by Section 6.1, and (ii) on liquidation, will be determined by ARTICLE 10. Unless expressly set forth in this Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company. No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1. <u>Exclusive Management by the Manager</u>. The Manager shall manage the assets, business, and affairs of the Company. The Manager will make all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business, and affairs unless expressly limited by the terms of this Agreement or the Act. Without limiting the generality of the foregoing, the Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company by and through the Manager, including the power to exercise on behalf and in the name of the Company all of the powers described in the Act and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company.

3.2. <u>Members' Authority</u>. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

3.3. <u>Performance of Duties</u>. The Manager shall, however, devote such time, effort, and skill as Manager deems appropriate, in Manager's discretion, for the operation of the Company and the management of its affairs. Manager may delegate some or all of its duties to the officers of the Company (see Section 3.8 hereof), in Manager's discretion. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believes to be reliable and competent, including any attorney, accountant, or other professional.

3.4. <u>Payments to the Manager</u>. The Manager may receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. Manager shall also be entitled to reimbursement of Manager's reasonable out-of-pocket expenses in connection with the performance of management duties.

3.5. <u>Limited Liability</u>. No person who is a Manager or officer of the Company may be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by virtue of being on the Manager or one of the officers of the Company. Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any

Member, unless the loss or damage is the result of fraud, intentional misconduct, or an intentional violation of law by the Manager.

3.6.　　Resignation, Withdrawal or Removal of the Manager.　The Manager shall cease to be a Manager, for all purposes, upon the Manager's death, disability or withdrawal as a Manager or if the Manager is removed as a Manager by the vote of a of Members holding a majority of the Units entitled to vote.　Upon the occurrence of any of the foregoing events, if a Manager is also a Member, such Manager shall have only the rights and responsibilities of a Member who is not a Manager.　If a Manager ceases to be a Manager upon the occurrence of any of the events specified above, a majority of the Units entitled to vote may elect a new Manager, who may but need not be a Member of the Company. Notwithstanding the foregoing, Brown may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment in a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager under this Agreement (a "**Manager Fraud Claim**") (for purposes of clarity, a Manager Fraud Claim shall not be subject to arbitration pursuant to Section 13.6.2).

3.7.　　Acts of Manager as Conclusive Evidence of Authority.　Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the Manager, is not invalidated as to the Company by any lack of authority of the Manager in the absence of actual knowledge on the part of the other person that the Manager had no authority to execute the same.

3.8.　　Officers.　To facilitate the operation of the Company, the Manager may elect to appoint officers of the Company to carry out such duties as may be delegated to them from time to time by the Manager.　Such officers may include a President, a Vice-President, a Chief Financial Officer, a Chief Operations Officer, and a Secretary.　The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment.　Any individual may hold any number of offices and no officer need be a member of the Company.　The officers may exercise such powers and perform such duties as are specified in this Agreement and as determined from time to time by the Manager.　Any delegation pursuant to this Section may be revoked at any time by the Manager.

ARTICLE 4

MEMBERSHIP; MEMBER VOTING RIGHTS AND MEETINGS

4.1.　　Membership Interests.　A Member's ownership interest in the Company shall be expressed as a number of "Units," whether whole or fractional, issued by the Company and as provided for herein. Each Member shall have the rights and powers with respect to such Member's ownership interest solely as set forth in this Agreement.

4.2.　　No Liability.　No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

4.3.   Voting Rights. Except as expressly provided in this Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes.

4.4.   Meetings. No regular, annual or special or other meetings of the Members are required to be held. If held, written notice of any meeting of Members shall be sent or otherwise given to each Member not less than five (5) nor more than thirty (30) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Notwithstanding anything in the Act to the contrary, a meeting shall be held only when called (a) by the Manager or (b) by Members holding at least ten percent (10%) of the outstanding Units and only with respect to matters on which Members may vote. Any action that may be taken at a meeting of the Members may be taken without a meeting by written consent in accordance with the Act. Any Member may waive notice of or attendance at any meeting, or may attend by telephone or any other electronic communication device.

4.5.   Action Without Meeting. Any action that is required or permitted to be taken at any meeting of the Members may be taken without a meeting if written consent setting forth the action to be taken is signed by the Members holding at least the minimum number of Units necessary to authorize or take such action at a meeting at which all the Members entitled to vote thereon were present and voted. Any action taken hereunder shall have the same force as an affirmative vote of the Members. All such consents shall be filed with the Manager or the secretary, if any, of the Company and shall be maintained in the Company records.

4.6.   Record Date. In order that the Company may determine the Members of record entitled to notices of any meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date, that is not more than sixty (60) days or less than ten (10) days prior to the date of the meeting and not more than sixty (60) days prior to any other action. If no record date is fixed:

4.6.1.   The record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

4.6.2.   The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given;

4.6.3.   The record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager adopts the resolution relating to such other purpose, or the 60th day prior to the date of the other action, whichever is later;

4.6.4.   The determination of Members of record entitled to notice or to vote at a meeting of Members shall apply to any adjournment of the meeting unless a Manager or the Members who called the meeting fix a new record date for the adjourned meeting, but the Manager or the Members who called the meeting shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

ARTICLE 5

TRANACTIONS WITH AFFILIATES; BUSINESS OPPORTUNITIES

5.1.   <u>Transactions with Affiliates</u>. The Members hereby acknowledge and agree that the Company, in the course of its business activities, may enter into contracts, agreements or other business dealings with the Members, the Manager, or Affiliates of the Members or Manager (any such contract, agreement or business dealing, an "**Affiliate Transaction**") provided all such contracts and agreements with Affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons which are not Affiliates of Members or Manager.

5.2.   <u>Outside Businesses</u>. Unless otherwise agreed to in writing with the Company, the Manager, any Member and any Affiliate of any Member or the Manager may engage in or possess an interest in other profit-seeking or business ventures of any kind, nature or description, independently or with others, whether or not the ventures are competitive with the Company and the doctrine of corporate opportunity, or any analogous doctrine, will not apply. No Member, Manager or Affiliate of any Member or the Manager who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company will have any duty to communicate or offer the opportunity to the Company, and will not be liable to the Company or to any Member for breach of any fiduciary or other duty by reason of the fact that such person (or entity) pursues or acquires for, or directs the opportunity to another person (or entity) or does not communicate the opportunity or information to the Company. Neither the Company nor any Member, Manager or Affiliate of the foregoing will have any rights or obligations by virtue of this Agreement or the relationship created hereby in or to the independent ventures or the income or profits or losses derived therefrom, and the pursuit of the ventures, even if competitive with the activities of the Company, will not be deemed wrongful or improper.

ARTICLE 6

DISTRIBUTIONS

6.1.   <u>Distributable Cash</u>. When and as determined by Manager in Manager's discretion, Distributable Cash shall be distributed to the Members pro rata in proportion to their holdings of Units or, if there are classes of Units, then each Unit shall receive distributions pro rata based on the class of such Units. For purposes of this Agreement, "**Distributable Cash**" means the amount of cash or other property the Manager deems available for distribution to the Members, in Manager's sole discretion, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Manager deems necessary to place into reserves (a) for future claims, debts, liabilities, and obligations with respect to the Company's business, and (b) to reinvest in the business of the Company to facilitate future growth.   All distributions will be made only to the persons who, according to the books and records of the

Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with this ARTICLE 6.

6.2. <u>Form of Distribution</u>. A Member, regardless of the nature of the Member's contribution to the capital of the Company, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in ARTICLE 10, on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.3. <u>Restriction on Distributions</u>. No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

6.4. <u>Return of Distributions</u>. Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company.

6.5. <u>Withholding</u>. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. If at any time the amount required to be withheld exceeds the amount that would otherwise be distributed to the Member to whom the withholding requirement applies, any such excess shall be deemed to be an interest free advance to the Member receiving such excess distributions, payable to the Company from subsequent distributions as made. Any amount withheld with respect to a Member shall be treated as though it had been distributed to that Member under Section 6.1 for all purposes of this Agreement. Each Member will furnish the Manager with such information as may reasonably be requested by the Manager from time to time to determine whether withholding is required, and each Member will promptly notify the Manager if such Manager determines at any time that it is subject to withholding.

ARTICLE 7

BOOKS AND RECORDS; ACCOUNTING

7.1. <u>Books and Records</u>. The books and records of the Company shall be maintained at the Company's principal place of business and in accordance with the requirements of Section 17701,13(d) of the Act. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.

7.2. <u>Accounting Decisions</u>. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Manager who may rely on the advice of accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

7.3.   Tax Classification.   The Members intend that the Company shall be taxed as a c-corporation (a "**C Corporation**") subject to taxation pursuant to Subchapter C of Chapter I of the United State Internal Revenue Code of 1986, as amended (the "**Code**"). The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Manager; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes.

ARTICLE 8

TRANSFER OF INTERESTS

8.1.   Transfer and Assignment of Interests.

8.1.1.   No Member may transfer, assign, exchange, convey, sell, encumber, or in any way alienate (each of the foregoing constituting a "**Transfer**") any of its Units except as permitted in this ARTICLE 8. Transfers in violation of this Article are void and of no effect. In addition to the requirements set forth in this ARTICLE 8, Transfers of Units may only be made upon receipt of proper Transfer instructions from the registered holder of the Units being Transferred or by such person's attorney lawfully constituted in writing, and upon compliance with appropriate procedures for transferring Units as provided herein and as also may be required by Manager in Manager's reasonable discretion. After the consummation of any permitted Transfer, the Unit(s) so Transferred continue to be subject to the terms, provisions, and conditions of this Agreement and any further Transfers must comply with all of the terms, provisions, and conditions of this Agreement, including this Article.

8.1.2.   A Member may Transfer Units to (a) the Company or Company's designee; (b) the parents, siblings, spouse or children of a Member, (c) if such Member is an entity, an Affiliate of such Member, and (d) any other person or entity with the written consent of the Manager, in Manager sole and absolute discretion (each, a "**Permitted Transfer**"). A Member making a Permitted Transfer shall not be required to comply with Sections 8.2 and 8.6, as applicable but must notify the Manager of the Transfer in writing at least ten (10) days prior to making such Transfer, which notice must include proof satisfactory to Manager that the Transfer constitutes a Permitted Transfer (unless Manager, in its discretion, determines to waive such requirement). As used in this Agreement, "**Affiliate**" means as to any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. If a Member is an entity, such Member shall be deemed to have Transferred its Units if such Member directly or indirectly transfers the power to direct or cause the direction of the management and policies of such Member, whether through the ownership of voting securities or by contract or otherwise.

8.1.3.   Upon the occurrence of any Transfer, including a Permitted Transfer, the transferee (the "**Transferee**") may not become a substitute Member unless the requirements of Section 8.3 are met. Any Transferee who does not become a substitute Member may not vote or participate in the management and affairs of the Company or become or exercise any of the rights of a Member, other than to receive, to the extent Transferred, the distributions of money or other property, to which the Transferor Member would be entitled.

8.2.   Right of First Refusal. In addition to the other limitations and restrictions set forth in this ARTICLE 8, except with respect to Permitted Transfers or transfers of Units by involuntary means, including due to death and adjudication of incompetency, no Member shall Transfer Units (for purposes of this Section 8.2, the "**Offered Units**") unless such Member (for purposes of this Section 8.2, the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 8.2.

8.2.1.   No Transfer may be made under this Section 8.2 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (for purposes of this Section 8.2, the "**Purchaser**") to purchase the Offered Units for a purchase price (for purposes of this Section 8.2, the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

8.2.2.   Prior to making any Transfer that is subject to the terms of this Section 8.2, the Seller shall give to the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Company or Company's designee (the "**Offeree**") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

8.2.3.   The Firm Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

8.2.4.   At any time during the Offer Period, the Offeree may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. If the Offeree does not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

8.2.5.   If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within sixty (60) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Section 8.2.

8.2.6.   If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided, however, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided, further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to sales occurring under this Section 8.2. If the Offered Units is not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 8.2.

8.3.　　Substitution of Members. A Transferee of Units (including Permitted Transferees) may become a substitute Member only if (i) for any Transfer other than to a Permitted Transferee, the Manager consents in writing, (ii) all securities and tax requirements set forth in this Agreement are met, (iii) the Transferee executes an agreement or other instrument satisfactory to the Manager accepting, adopting, and agreeing to be bound by this Agreement, and (iv) the Transferee pays all reasonable expenses of the Company (including attorneys' fees) incurred in connection with the Transferee's admission as a substitute Member. The admission of a substitute Member does not release the Transferor Member from any liability the Transferor Member may have to the Company or the other Members.

8.4.　　Further Restrictions on Transfer. In addition to any other restrictions on transfer in this Agreement or at law, no Member may Transfer any of its Units: (a) unless the Units are subsequently registered under the Securities Act of 1933 and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the Manager that an exemption from registration is available); or (b) if the Manager determines, in Manager's reasonable and good faith discretion, that the Transfer may have an adverse effect on the Company.

8.5.　　Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative (each, a "**Legal Representative**") may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's Legal Representative or successor.

8.6.　　Drag-Along Rights. If the Members holding a majority of the outstanding Units ("**Majority Selling Group**") elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "**Company Unit Sale**"), the Majority Selling Group shall notify the other Members in writing of such Company Unit Sale. Upon request by the Majority Selling Group, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Majority Selling Group. The obligations of the Members pursuant to this Section 8.6 with respect to a Company Unit Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (y) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be proportional to the share of the purchase price paid in connection with such Company Unit Sale that is allocable to such Member and (B) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to this Section 8.6, each such Member hereby constitutes and appoints the members of the Majority Selling Group as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest.

ARTICLE 9

CONSEQUENCES OF DISSOCIATION EVENT OF MEMBER

9.1.   Dissociation Event. The Company shall not dissolve upon the occurrence of a Dissociation Event. If a Member suffers a Dissociation Event, the Dissociated Member shall become an Economic Interest Owner (as defined below) only and shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required hereunder with respect to Economic Interest Owners. Notwithstanding any provision of the Act to the contrary, no Member or Dissociated Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event.

9.2.   Definitions. As used herein, these terms have the following meanings:

9.2.1.   "**Dissociated Member**" shall mean any Member who suffers a Dissociation Event.

9.2.2.   "**Dissociation Event**" shall mean with respect to any Member, an event which terminates the continued membership of such Member, including, without limitation, the withdrawal, expulsion, bankruptcy, dissolution, or death of such Member.

9.2.3.   "**Economic Interest**" shall mean a Member's right to share in the distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of the Company.

9.2.4.   "**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member.

9.3.   Right of Purchase. If any Member suffers a Dissociation Event, such Dissociated Member's Units shall be subject to the purchase rights set forth herein. Upon a Dissociation Event, the Dissociated Member or its Legal Representative shall provide written notice to the Manager of the occurrence of a Dissociation Event ("**Dissociation Event Notice**"). At any time after a Dissociation Event, but not later than sixty (60) days after the Manager' s receipt of the Dissociation Event Notice, the Company, in the Manager' s sole discretion, shall have the right and option to purchase all of the Dissociated Member's Units. To exercise such option, Company shall provide written notice to the Dissociated Member or its Legal Representative, as applicable ("**Selling Party**") of Company's election to purchase the Dissociated Member's Units ("**Dissociation Exercise Notice**"). The Manager may assign such purchase right to any person, including Affiliates of the Manager, in Manager's sole discretion (the Company and any such assignee, the "**Purchasing Party**"). The purchase price ("**Purchase Price**") shall be the fair-market value of the Dissociated Member's Units which shall be determined by the Manager in Manager's good faith discretion. The Purchase Price shall be paid, in the sole discretion of Manager, either (i) entirely in cash, or (ii) in installments, with an initial cash payment toward the Purchase Price not less than twenty percent (20%) of the Purchase Price and the balance of the Purchase Price amortized, and payable, over a term of not more than three (3) years. The deferred balance of the Purchase Price shall be evidenced by a promissory note executed by the Purchasing Party and delivered to the Selling Party at the time of the initial payment toward the Purchase Price. The promissory note (i) shall bear interest at the rate per annum equal to the Bank of America N.T. & S.A. reference rate in effect as of the date of the promissory note, plus one percentage point; (ii) shall require payment of equal quarterly installments of principal and interest until the final payment thereon; (iii) shall expressly permit prepayments without penalty; (iv) shall require acceleration of the entire unpaid balance of principal and interest upon the earlier of any default in the payment of principal or interest thereunder, if such default is not cured within fifteen (15) days after receipt of written notice of default, or upon dissolution of the Company; and (v) otherwise shall contain then commercially reasonable terms and conditions. Notwithstanding the foregoing, under no circumstances shall the interest payable under the note exceed the limitations imposed at such time by applicable law. The closing for the purchase and sale of the Dissociated Member's Units shall occur at the Company's principal place of business at 10:00 a.m. no later than ninety (90) days after the Manager's receipt of the Dissociation Event Notice, unless such day is a weekend or national holiday, in which event, the closing will occur on the next business day. At the closing, the Selling Party shall deliver to the Purchasing Party (in form and substance reasonably acceptable to the Purchasing Party) and a duly executed assignment of Units (with certificate(s) evidencing such Units, if any). Upon request of the Purchasing Party concurrently therewith or at any time and from time to time thereafter, the Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Party determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Dissociated Member's Units to the Purchasing Party. At the closing, the Purchasing Party shall deliver to the Selling Member the cash portion of the Purchase Price in immediately available funds and, as applicable, the promissory note described herein for the Dissociated Member's Units.

ARTICLE 10

DISSOLUTION AND WINDING UP

10.1. <u>Dissolution Events</u>. The Company will be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

10.1.1. The entry of a decree of judicial dissolution pursuant to Section 17707.03 of the Act;

10.1.2. The sale or other disposition of all or substantially all of the assets of the Company; or

10.1.3.   The written consent to dissolve the Company of the Manager and of the Members holding a majority of the Units entitled to vote.

A Dissociation Event of a Member who is an individual or the dissolution of a Member that is an entity shall not give rise to the dissolution of the Company.

10.2.   Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up.

10.3.   Distributions in Kind. Any non-cash asset distributed to one or more Members must first be valued at its fair market value. The amount distributed to each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset shall be determined by the Manager in good faith.

10.4.   Order of Payment of Liabilities upon Dissolution.

10.4.1.   After determining that all known liabilities of the Company including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and subject to the provisions of Section 6.5, the remaining assets will be distributed to the Members in accordance with their distributed to the Members pro rata in accordance with their respective Units. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of the liquidation.

10.4.2.   The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following: (a) The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Manager to be adequate at the time of any distribution of the assets hereunder; or (b) the amount of the debt or liability has been deposited by the Company into an account for that purpose. This Section 10.4.2 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Manager may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

10.5.   Limitations on Payments Made in Dissolution. Each Member is entitled to look solely at the assets of the Company for the return of any distributions to which such Member is entitled and will have no recourse for the return of the Member's investment or the receipt of distributions to which such Member is entitled hereunder (upon dissolution or otherwise) against the Manager or any other Member, except for fraud, intentional misconduct, or an intentional violation of law.

10.6.   Certificate of Cancellation. As soon as possible following the occurrence of any of the events resulting in the dissolution of the Company, the Manager shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

ARTICLE 11

INDEMNIFICATION AND INSURANCE

11.1. <u>Indemnification of Agents</u>. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, advisor, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, advisor, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "**Agent**"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Company shall be authorized to enter into indemnity agreements from time to time with any person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Company deems appropriate in its business judgment. The Members acknowledge that certain debt of the Company has been, and may be in the future be, personally guaranteed or cosigned by the Manager, and that any indemnity agreement entered into between the Company and Manager may indemnify Manager for personal liability incurred by Manager with respect to any such Company debt. The Company may defend an Agent with respect to allegations of gross negligence or willful misconduct, but the Company shall have no duty to indemnify an agent in connection with any acts or omissions constituting gross negligence or willful misconduct.

11.2. <u>Insurance</u>.

11.2.1. The Company may secure in its own name and at its own expense, key man, life, and/or disability insurance policies upon the life of any of the Members. None of the Members, nor any of their respective family members, heirs, or beneficiaries shall be entitled to the proceeds thereof. Such insurance shall be available to the Company to offset any payments due to any Member under this ARTICLE 11.

11.2.2. The Company shall have the power to purchase and maintain insurance on behalf of the Manager and any Agent of the Company against any liability asserted against such Agent and incurred by such Agent in any such capacity, or arising out of such party's status as an agent, whether or not the Company would have the power to indemnify such Agent against such liability under the provisions of Section 11.1 or under applicable law.

ARTICLE 12

INVESTMENT REPRESENTATIONS; REPURCHASE RIGHT

Each Member (by executing this Agreement, a counterpart hereof, a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

12.1. <u>Investment Due Diligence</u>. The Member: (a) has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Units; and (b) has had an opportunity to ask questions and receive answers from the Company and its Manager regarding the terms and conditions of purchase of the Units and the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided such Member. The Member has had the opportunity to consult with the Member's own professional advisors regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

12.2.   No Representations by the Company. Neither the Manager, any other Member, any agent or any employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Units may be may freely transferred, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of any of the Manager or its Affiliates or any other person in any way indicates the predictable results of the ownership of the Units or of the overall business of the Company, that any cash distributions from the Company's operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.3.   Investment Intent. The Member is acquiring Units for investment purposes, for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units being purchased. No other person will have any direct or indirect beneficial interest in or right to the Units being purchased.

12.4.   Economic Risk. The Member is financially able to bear the economic risk of the Member's investment in the Units, including the total loss of such investment. The Member acknowledges that the purchase of Units is a speculative investment which involves a substantial degree of risk of loss of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risks related to the purchase of the Units.

12.5.   No Registration of Units. The Member acknowledges having been advised that the Units have not been registered under the Securities Act of 1933, or qualified under the any applicable blue sky laws.

12.6.   Units are Restricted Securities. The Member understands that the Units are a "restricted security" under the Securities Act of 1933 in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise the Units must be held indefinitely.

12.7.   No Disposition in Violation of Law. Without limiting the representations set forth above or the other provisions of this Agreement, the Member will not make any disposition of all or any part of the Member's Units which will result in the violation by the Member or by the Company of the Securities Act 1933 or of any other applicable securities laws.

12.8.   Restrictions on Transferability. The Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible to liquidate the investment in the Company.

12.9.   Repurchase Right. If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 6.1.

ARTICLE 13

MISCELLANEOUS

13.1.   No Third-Party Beneficiary Right. The provisions of the Agreement are intended only for the regulation of relations among the Members and the Company. The Agreement is not intended for the benefit of non-Member creditors and does not grant any rights to or confer any benefits on non-Member creditors or any other person who is not a Member except as specifically provided in this Agreement.

13.2.   No Interest in Company Property: Waiver of Action for Partition. No Member or Transferee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Transferee irrevocably waives during the term of the Company any right it may have to maintain an action for partition with respect to property of the Company.

13.3.   Amendments. Except as provided herein, any amendment to this Agreement or the Articles must be in writing and shall require the approval of the Manager and the Members holding a majority of the Units entitled to vote. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action, even Members who did not vote for or consent to such amendment. Notwithstanding the foregoing, (a) no amendment to this Agreement may enlarge the obligations of any Member under this Agreement without its consent, and (b) the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (ii) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement; (iii) a change that Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that the Company will be taxed as an entity for federal income tax purposes as the Company specifically so designates; or (iv) a change that, in the sole discretion of Manager, it determines does not adversely affect the Members (including adversely affecting the holders of any particular class of Units as compared to other holders of other classes of Units) in any material respect, and either is determined to be (A) necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, or (B) necessary or reasonable to effect the intent of the provisions of this Agreement. Each Member covenants, on its own behalf, and on behalf of its successors, assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents and writings that may be necessary or appropriate to effectuate amendments pursuant to this Section 13.3.

13.4. <u>Further Assurances</u>. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

13.5. <u>Power of Attorney</u>. Each Member, by executing this Agreement, hereby constitutes and appoints the Manager, as such Member's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("**Power of Attorney**"), including without limitation the following: (a) any amendments to this Agreement (subject to the provisions of Section 13.3 above); (b) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (c) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of this Agreement. Each Member further acknowledges that, by executing this Agreement, the Power of Attorney granted to the Manager pursuant to this Section 13.5: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Member, (ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (iii) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

13.6. <u>Governing Law; Dispute Resolution</u>.

13.6.1. <u>Governing Law</u>. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

13.6.2. <u>Arbitration</u>. Except where specific performance is permitted by this Agreement or with respect to a Manager Fraud Claim, arbitration constitutes the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement or the rights of the parties to this Agreement, including whether such dispute or controversy is arbitrable. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator. The arbitration shall be administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. To the extent there is any conflict between the rules of the JAMS and this arbitration clause, this clause will govern and determine the rights of the parties. The decision of the arbitrator, including but not limited to the determination of the amount of any damages suffered or the right to an injunction, will be exclusive, final, and binding on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction. The costs of arbitration, including administrative fees, fees for a record and transcript, and the arbitrator's fees, as well as reasonable attorneys' fees will be awarded to the party determined by the arbitrator to be the prevailing party.

13.6.3. <u>Venue and Jurisdiction</u>. Except as provided in Section 13.6.2, all actions and proceedings arising in connection with this Agreement (including a Manager Fraud Claim) must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

13.7. <u>Counterparts/Signatures/Exhibits</u>. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together constitute one document. A signature received via facsimile, e-mail, .pdf or other electronic signature shall be as legally binding for all purposes as an original signature. All exhibits and schedules attached to and referenced in this Agreement are incorporated into this Agreement.

13.8. <u>Time of Essence</u>. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

13.9. <u>Interpretation</u>. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

13.10. <u>Successors-in-Interest and Assigns</u>. Subject to the restrictions on transferability contained in this Agreement, this Agreement, including any amendment to this Agreement in compliance with Section 13.3, is and shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Agreement.

13.11. <u>Notices</u>. All notices and other communications provided for herein must be in writing and must be delivered by hand or overnight courier service, mailed by certified or registered mail, or e-mailed, (a) if to the Company, to the address of the Company set forth below its name on the Signature Page hereto, or (b) if to a Member, the address of the Member set forth in the Company books and records. Notices sent by hand delivery or overnight courier service, or mailed by certified or registered mail, will be deemed to have been given when received (except that, if not given during normal business hours for the recipient, will be deemed to have been given at the opening of business on the next business day for the recipient). Notices by email will be deemed to have been given when sent in accordance with this Section. Each party shall make a reasonable, good faith effort to ensure that it will accept or receive notices to it that are given in accordance with this Section (which shall include the obligation of each Member to designate the Company's email address as a "safe sender" to avoid email notices being diverted to a spam filter). A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

13.12. <u>Waiver</u>. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

13.13. <u>Drafting Ambiguities</u>. Each party to this Agreement has had the opportunity to have its legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

13.14. <u>Entire Agreement</u>. This Agreement (including any a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) and the Articles constitute the complete and exclusive statement of agreement among the Members and Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Company. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Company or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control. For purposes of clarity, this Agreement shall not replace any subscription documents entered into by a Member with respect to an investment in the Company, provided, however, if there is any discrepancy between any of the subscription documents and this Agreement, this Agreement shall control.

13.15. <u>Spousal Consent</u>. As a condition precedent to the admission into membership of each married Member, such Member's spouse, at the request of Manager, shall be required to execute a consent, in a form deemed appropriate by Manager, to be bound in all respects, including as to such spouse's ownership interests, if any, in the Member's Units, to the terms of this Agreement.

13.16. <u>Conversion to Corporate Form</u>. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "**Conversion**"), in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "**Governmental Entity**"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained.

      13.17. <u>Acknowledgement Regarding Company Counsel</u>. With respect to issues related to this Agreement, each Member acknowledges that counsel to the Company has represented the Company only and does not and will not represent any Member in the absence of a clear and explicit agreement to such effect between such Member and Company's counsel, and without such written agreement Company's counsel shall owe no duties directly to such Member.

[Signatures on Next Page]

[SIGNATURE PAGE]

The undersigned have executed this Operating Agreement agreeing to be bound hereby, effective as of the date first written above.

MEMBERS:



Jeffrey Lamont Brown

Jennifer Chen

COMPANY:



Jeffrey Lamont Brown, Manager

Company notice information:

Tallgrass Pictures, LLC
Att: Jeffrey Lamont Brown, Manager
710 13th Street (#300)
San Diego, California 92101
Email: jb@izolabakery.com

EXHIBIT A

Units Issued
(as of June 9, 2022)

MEMBERS	# OF UNITS	OWNERSHIP PERCENTAGE
Jeffrey Lamont Brown	9,600,000 Units	80%
Jennifer Chen	2,400,000 Units	20%
Total	12,000,000 Units	100%